ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated April 18, 2008

UBS 100% Principal Protected Notes Growth Potential with Controlled Risk

UBS 100% Principal Protected Notes allow you to gain some market exposure while protecting your principal at maturity.

Description
UBS 100% Principal Protected Notes (the “Notes”) are created for investors who may be concerned about downside risk yet understand the importance of equity exposure to achieving financial objectives. The Notes also provide the opportunity to enhance the performance of your bond portfolio as a complement to traditional bonds.

The Notes return your principal at maturity and provide for a potential additional payment based on the performance of an investable asset or market measure, which we refer to as the “underlying asset.” This additional payment provides the opportunity to outperform the total interest payments that would be paid on a typical bond. However, because it depends on the performance of the underlying asset, the additional payment may end up being less than the total interest payments on a typical bond or there may be no additional payment at all.

The performance of the Notes can be linked to a broad range of underlying assets, but is most often linked to one or more broad-based global equity indices. Because the return potential of the Notes is based on the performance of the underlying asset and not on a predetermined fixed interest rate, investing in the Notes provides you with exposure to other asset classes and the opportunity to diversify your portfolio.

Example of How a UBS 100% Principal Protected Note Performs
You are looking to enhance your bond portfolio which currently includes fixed interest rate bonds with an average maturity of 5 years and an average interest rate of 5.50% per annum. You could substitute a portion of your bond portfolio with an investment in a UBS 100% Principal Protection Note linked to an equity index, which would pay an additional payment at maturity if the equity index rises over the term of the Note.

Assumptions
Index Starting Level when the Notes are purchased:	100
Investment:	$1,000
Additional Payment at Maturity	index return x
(if index return is positive):	principal amount
Maturity:	5 years

Scenario 1
The index rises significantly
The index rises by 50% over the 5-year term of the Notes. In this case, you receive your principal at maturity plus an additional payment based on the return of the index. Your $1,000 investment results in a gain of 50%, calculated as 50% x $1,000 (or $500). Your return is equivalent to an annualized return of 10%.

Had you kept your bond portfolio unchanged, you would have received an average of 5.50% interest for each of the 5 years, for a total of 27.50% (or $275 per $1,000 principal amount). In this example, the Notes outperform the bond portfolio by 4.50% per annum.

Scenario 2
The index rises moderately
The index rises by 20% over the 5-year term of the Notes. In this case, you receive your principal at maturity plus an additional payment based on the return of the index. Your $1,000 investment results in a gain of 20%, calculated as 20% x $1,000 (or $200). Your return is equivalent to an annualized return of 4%.

Had you kept your bond portfolio unchanged, you would have received an average of 5.50% interest for each of the 5 years, for a total of 27.50% (or $275 per $1,000 principal amount). In this example, the Notes underperform the bond portfolio by 1.50% per annum.
Scenario 3
The index declines
The index declines by 20% over the 5-year term of the Notes. In this case, you receive your principal at maturity and no additional payment. Your $1,000 investment results in no gain or loss. Your return is equivalent to an annualized return of 0%.

Had you kept your bond portfolio unchanged, you would have received an average of 5.50% interest for each of the 5 years, for a total of 27.50% (or $275 per $1,000 principal amount). In this example, the Notes underperform the bond portfolio by 5.50% per annum.

Taxation
As described in more detail in the applicable offering materials, the Notes will be treated as contingent payment debt instruments for US federal income tax purposes. Accordingly, you will recognize ordinary income during the term of the Notes even though you will not receive any payments until maturity of the Notes. The amount of ordinary income will be based on the rate the Note issuer would pay on a traditional fixed interest rate bond with the same maturity and similar terms and conditions as the Notes. The ordinary income you recognize will increase your cost basis in the Notes, and if you purchased your Notes on the issue date, your gain or loss at maturity will generally equal the difference between the payment you receive and your adjusted cost basis. Any gain will generally be taxable as ordinary income. Any loss will typically be ordinary loss except as described in the applicable offering materials.

Scenario Analysis
Index Level at Maturity	Return of Index	Return of Notes (annualized)	Return of 5.5% Bond portfolio (annualized)
170	70%	14%	5.5%
160	60%	12%	5.5%
150	50%	10%	5.5%
140	40%	8%	5.5%
130	30%	6%	5.5%
127.5	27.50%	5.5%	5.5%
120	20%	4%	5.5%
110	10%	2%	5.5%
100	0%	0%	5.5%
90	-10%	0%	5.5%
80	-20%	0%	5.5%
70	-30%	0%	5.5%
60	-40%	0%	5.5%
50	-50%	0%	5.5%

Examples are for illustrative purposes only and do not convey any information regarding actual circumstances or profits. These examples assume no dividends paid on the index and do not take into account the effect of taxes or transaction costs.

Return Profile

The discussion on the previous page is subject to all the assumptions and limitations contained in the applicable offering document and may not be applicable to you. The tax summary provided in the applicable offering document for particular Notes will supersede, and should be read to replace, the discussion on the previous page in respect of those Notes.

Conclusions
The potential additional payment on the Notes based upon the performance of the underlying asset provides the opportunity to outperform traditional fixed interest rate bonds. However, the Notes may underperform the bonds depending on the performance of the underlying asset.

Key Risks
•	The Notes may underperform a traditional bond, and you may earn no return for the entire term of the Notes.

•	The Notes do not pay interest. Any dividends paid with respect to the underlying asset will not be paid to you or reinvested in the underlying asset.

•	Like traditional bonds, principal protection only applies if the Notes are held to maturity. If you sell your Notes prior to maturity you may receive less than your principal.

•
The Notes will not be listed. The issuer of the Notes is expected to maintain a secondary market for the Notes, but liquidity cannot be guaranteed. In the event that no liquidity is available, you should be prepared to hold your Notes until maturity.

•	Credit of issuer — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.

For more information on the risks associated with the Notes, please read the risk factors in the offering materials relating to a specific offering before making an investment decision.

UBS 100% Principal Protected Notes are sold by prospectus only. Nothing herein constitutes an offer to sell, or the solicitation of an offer to buy, the Notes.

This material is issued by UBS AG or an affiliate (“UBS”).

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents that UBS has filed with the SEC for more complete information about UBS and the offerings to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and any applicable prospectus supplement by calling UBS toll-free (+1-800-722 7370).

Transactions and securities of the type described in the United States segment of this communication may involve a high degree of risk, and the value of such transactions and securities may be highly volatile. Such risks may include, without limitation, risk of adverse of unanticipated market developments, risk of issuer default or illiquidity. In certain transactions investors may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all of the risks and other significant aspects in connection with transactions and securities of the type described in this communication, and you should ensure that you fully understand the terms of any transaction/security, including the relevant risk factors and any legal, tax and accounting considerations applicable to them, prior to transacting/investing.

This publication provides a general overview of each of the topics addressed, and includes a general description of certain of the US legal, tax and accounting considerations that may affect the transactions described herein. The descriptions of such matters are necessarily general, do not address the situation of a particular client and do not purport to be complete. UBS does not provide legal, tax or accounting advice. Clients should seek their own counsel for tax, accounting and legal advice in light of their own particular circumstances.

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker-dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services, Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2008. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

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Structured Investments
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Fax: +1-203-719 3477
structuredinvestments@ubs.com

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